Exhibit 2.2

DATED   27 JANUARY 2021

SCHWEITZER-MAUDUIT INTERNATIONAL INC.

AND

AMS HOLDCO 2 LIMITED

AND

SCAPA GROUP PLC

CO-OPERATION AGREEMENT

TABLE OF CONTENTS

1. Definitions and Interpretation	2
2. Publication of the Announcement and the terms of the Acquisition	9
3. Regulatory clearances	10
4. scheme document	13
5. Qualifications	13
6. Implementation of the Acquisition	14
7. Switching to an Offer	14
8. Scapa dividends	16
9. Scapa Share PLANS	16
10. Directors’ and officers’ insurance	16
11. Termination	17
12. Code	18
13. Representations and warranties	18
14. Costs	19
15. Entire agreement	19
16. Assignment	20
17. Notices	20
18. Language	21
19. Waivers, rights and remedies	21
20. No partnership	21
21. Further assurances	21
22. Counterparts	21
23. Variations	22
24. Invalidity	22
25. Third party enforcement rights	22
26. Appointment of process agent	23
27. Governing law and jurisdiction	23

Schedules:

Schedule 1: Form of Announcement

Schedule 2: Scapa Share Plans

THIS AGREEMENT is dated 27 January 2021:

BETWEEN:

(1)	SCHWEITZER-MAUDUIT INTERNATIONAL, INC., a corporation incorporated in the state of Delaware, USA, and with its principal executive offices at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, United States (“SWM”); and

(2)	AMS HOLDCO 2 LIMITED, a company incorporated and registered in England with company number 12608527 and with its registered office at c/o King & Spalding International LLP, 125 Old Broad Street, London EC2N 1AR (“SWM Bidco”); and

(3)	SCAPA GROUP PLC, a public limited company incorporated and registered in England and Wales with company number 00826179 and with its registered office at Manchester Road, Ashton-under-Lyne, Greater Manchester, OL7 0ED (“Scapa”).

each a “Party” and together, the “Parties”.

WHEREAS:

(A)	SWM proposes to announce shortly following execution of this Agreement a firm intention by SWM Bidco, an indirect subsidiary of SWM, to make a recommended acquisition of the entire issued and to be issued share capital of Scapa pursuant to Rule 2.7 of the Code.

(B)	The Acquisition will be made on the terms and subject to the conditions set out in the Announcement.

(C)	The Parties intend that the Acquisition will be implemented by way of the Scheme, although SWM reserves the right, subject to the terms of this Agreement and the Announcement, to procure that SWM Bidco implements the Acquisition by way of an Offer.

(D)	The Parties are entering into this Agreement to set out certain mutual obligations and commitments in relation to the implementation of the Acquisition (whether by way of the Scheme or an Offer).

IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1	In this Agreement (including the recitals but excluding Schedule 1), the terms and expressions listed in this clause 1.1 shall have the meanings set out in this clause 1.1. Terms and expressions used in Schedule 1 (Form of Announcement) shall have the meanings given to them in Schedule 1.

“Acceptance Condition” means the acceptance condition to any Offer;

“Acquisition” means the proposed acquisition of the entire issued and to be issued share capital of Scapa by SWM Bidco to be effected by way of:

(a) the Scheme; or

(b) (if SWM Bidco so elects and the Panel consents) an Offer,

(as the case may be);

“Acquisition Document” means: (a) if the Scheme is (or is to be) implemented, the Scheme Document; or (b) if an Offer is (or is to be) implemented, the Offer Document;
“Agreed Switch” has the meaning given to that term in clause 7.1(a);

“Agreement” means this agreement;

“AIM” means the AIM market operated by the London Stock Exchange;

“AIM Rules” means the AIM Rules for Companies published by the London Stock Exchange from time to time;

“Announcement” means the announcement detailing the terms and conditions of the Acquisition to be made pursuant to Rule 2.7 of the Code, in substantially the form set out in Schedule 1 (Form of Announcement);

“Business Day” means any day (excluding any Saturday or Sunday or public or bank holiday) on which banks are open for business in the City of London and Atlanta, Georgia;

“Business Hours” means the hours between 9:30 a.m. and 5:30 p.m. (inclusive) in the relevant location on a Business Day;

“Clearances” means any approvals, consents, clearances, determinations, permissions, confirmations, comfort letters and waivers that may need to be obtained, all applications and filings that may need to be made and all waiting periods that may need to have expired, from or under any Law or practices applied by any Relevant Authority (or under any agreements or arrangements to which any Relevant Authority is a party), in each case that are necessary and/or expedient to satisfy one or more of the Regulatory Conditions; and any reference to any Clearance having been “satisfied” shall be construed as meaning that the foregoing has been obtained, or where relevant, made or expired;

“Code” means the City Code on Takeovers and Mergers, as issued from time to time by or on behalf of the Panel;

“Companies Act” means the Companies Act 2006;

“Competing Proposal” means:

(a)       an offer (including a partial offer for 30 per cent. (30%) or more of the issued or to be issued ordinary share capital of Scapa, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse takeover, whitewash transaction and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 30 per cent. (30%) or more of the issued or to be issued ordinary share capital of Scapa (when aggregated with the shares already held by the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any person acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Scapa;

(b)       the acquisition or disposal, directly or indirectly, of all or a significant proportion (being 30 per cent. (30%) or more) of the business, assets and/or undertakings of the Scapa Group calculated by reference to any of its revenue, profits or value taken as a whole;

in each case which is not effected by SWM or SWM Bidco (or a person acting in concert with SWM or SWM Bidco) or at SWM’s or SWM Bidco’s direction or with SWM’s or SWM Bidco’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise and excluding, in all cases, a potential or possible offer falling under limb (a) of this definition, announced under Rule 2.4 of the Code or otherwise;

“Competition Law” means Chapters I and II of the Competition Act 1998, Section 188 of the Enterprise Act 2002, Articles 101 and 102 of the Treaty on the Functioning of the European Union, and any other Law relating to competition and antitrust;

“Completion” means the completion of the Acquisition in accordance with the terms of the Scheme or the Offer (as the case may be);

“Conditions” means:

(a)       for so long as the Acquisition is being implemented by means of the Scheme, the conditions to the implementation of the Acquisition (including the Scheme) as set out in Appendix 1 to the Announcement and to be set out in the Acquisition Document (including the Regulatory Conditions), as may be amended by SWM Bidco with the consent of the Panel (and, for so long as the Scheme is subject to a unanimous and unqualified recommendation from the board of directors of Scapa, with the consent of Scapa); and

(b)       for so long as the Acquisition is being implemented by means of an Offer, the conditions referred to in (a) above, as amended by replacing the Scheme Conditions with the Acceptance Condition and as may be further amended by SWM Bidco with the consent of the Panel (and in the case of an Agreed Switch, and for so long as the Offer is subject to a unanimous and unqualified recommendation from the board of directors of Scapa, with the consent of Scapa), and “Condition” shall be construed accordingly;

“Confidentiality Agreement” means the confidentiality agreement between Scapa and SWM in relation to the Acquisition dated 27 October 2020;

“Court” means the High Court of Justice of England and Wales;

“Court Hearing” means the hearing of the Court to sanction the Scheme under section 899 of the Companies Act and, if such hearing is adjourned, reference to commencement of any such hearing shall mean the commencement of the final adjournment thereof;

“Court Meeting” means meeting of the Scapa Shareholders to be convened pursuant to an order of the Court under the Part 26 of the Companies Act, notice of which will be set out in the Scheme Document, for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment), including any adjournment thereof, notice of which is to be contained in the Scheme Document;

“Court Order” means the order(s) of the Court sanctioning the Scheme under section 899 of the Companies Act;

“Court Sanction” means the granting of the Court Order at the Court Hearing;

“Day 60” has the meaning given to that term in clause 7.2(a);

“Effective” means in the context of the Acquisition:

(a)        if the Acquisition is implemented by way of the Scheme, means the Scheme having become effective pursuant to its terms; or

(b)        if the Acquisition is implemented by way of an Offer, means the Offer having been declared or become unconditional in all respects in accordance with the requirements of the Code;

“Effective Date” means the date upon which the Acquisition becomes Effective;

“Employee Trust” “means the Scapa Performance Share Plan Employee Share Trust adopted by Scapa on 15 February 2016; “EU” means the European Union;
“FCA” means the Financial Conduct Authority or its successor from time to time;

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder;

“General Meeting” means the general meeting of Scapa Shareholders (including any adjournment, postponement or reconvention thereof) to be convened for the purposes of considering, and if thought fit, approving, the Scapa Resolutions;

“Law” means any applicable statute, law, rule, regulation, ordinance, code, order, judgment, injunction, writ, decree, directive, policy, guideline, rule of common law or interpretation having the force of laws or bylaws, in each case of a Relevant Authority;

“London Stock Exchange” means London Stock Exchange Group plc or its successor;

“Long Stop Date” has the meaning given to that term in the Announcement;

“Offer” means if (subject to the consent of the Panel and the terms of the Announcement) the Acquisition is effected by way of a takeover offer as defined in Part 28 of the Companies Act, the offer to be made by or on behalf of SWM Bidco to acquire the issued and to be issued ordinary share capital of Scapa on the terms and subject to the conditions to be set out in the related Offer Document;

“Offer Document” means should the Acquisition be implemented by means of an Offer, the document to be sent to (amongst others) Scapa Shareholders containing, among other things, the full terms and conditions of such Offer;

“Offer Price” means 210 pence per Scapa Share;

“Panel” means the UK Panel on Takeovers and Mergers;

“Regulatory Conditions” means the conditions set out in paragraphs 3(a) to 3(c) (inclusive) of Part A of Appendix 1 to the Announcement;

“Regulatory Information Service” an information service authorised from time to time by the London Stock Exchange for the purposes of disseminating regulatory announcements;

“Relevant Authority” means any central bank, ministry, governmental, quasigovernmental, supranational (including the EU), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational, tax, trade, antitrust, competition or merger control authority, any sectoral ministry or regulator and any foreign or national security investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by them, including for the avoidance of doubt, the Panel;

“Scapa Articles” means the articles of association of Scapa at the relevant time;

“Scapa Board” means the board of directors of Scapa from time to time;

“Scapa Board Adverse Recommendation Change” means:

(a)        if Scapa makes an announcement prior to the publication of the Acquisition Document(s) that:

(i)        the Scapa Directors no longer intend to make the Scapa Board Recommendation or intend adversely to modify or qualify such recommendation;

(ii)       it will not convene the Court Meeting or the General Meeting; or

(iii)      it intends not to post the Scheme Document or (if different) the document convening the Scapa General Meeting;

(b)        if Scapa makes an announcement that it will delay the convening of, or will adjourn, the Court Meeting, the General Meeting or the Court Hearing, in each case without the consent of SWM, except where such delay or adjournment is solely caused by logistical or practical reasons beyond Scapa’s reasonable control;

(c)        the Scapa Board Recommendation is not included in the Acquisition Document(s);

(d)        the Scapa Directors withdraw, adversely modify or adversely qualify the Scapa Board Recommendation;

(e)        if the Scapa Directors announce the entry into by the Scapa Group of any transaction which would constitute:

(i)        a reverse takeover of Scapa (as defined in the Code); or

(ii)       a significant transaction for, or a reverse takeover of, Scapa (each as defined in the AIM Rules); or

(f)         if, after the approval of the Scapa Resolutions, the Scapa Directors announce that they will not implement the Scheme (other than: (i) in connection with an announcement of an offer or revised offer by SWM for Scapa, or (ii) because a Clearance has failed, or become impossible, to be satisfied);

“Scapa Board Recommendation” means a unanimous and unqualified recommendation from the Scapa Directors to Scapa Shareholders in respect of the Acquisition:

(a)        to vote in favour of the Scheme at the Court Meeting and in favour of the Scapa Resolutions at the General Meeting; or

(b)        if SWM Bidco elects to implement the Acquisition by means of an Offer in accordance with the terms of this Agreement, to accept the Offer;

“Scapa Deferred Bonus Plan” means the deferred share bonus arrangements operated by Scapa;

“Scapa Directors” means the directors of Scapa from time to time;

“Scapa Group” means Scapa and its subsidiaries and subsidiary undertakings from time to time;

“Scapa Group PSP” means the Scapa Group plc 2011 Performance Share Plan;

“Scapa Group 2011 Sharesave” means the Scapa Group 2011 Sharesave Scheme;

“Scapa Group 2015 VCP” means the Scapa Group 2015 Value Creation Plan;

“Scapa Group 2019 LTIP” means the Scapa Group plc 2019 Long Term Incentive Plan

“Scapa Remuneration Committee” means the remuneration committee of the Scapa Board;

“Scapa Representative” has meaning given to that term in clause 13.3;

“Scapa Resolutions” means, to the extent that the Acquisition is implemented by way of the Scheme, the shareholder resolutions of Scapa to be proposed at the General Meeting as are necessary to approve, implement and effect the Scheme and the Acquisition and changes to the Scapa Articles;

“Scapa Share Plans” means each of the: (a) Scapa PSP; (b) Scapa Group 2011 Sharesave; (c) Scapa Group 2015 VCP; (d) Scapa Deferred Bonus Plan; and (e) Scapa Group 2019 LTIP;
“Scapa Shareholders” means holders of Scapa Shares from time to time;

“Scapa Shares” means the ordinary shares of 5 pence each in the capital of Scapa;

“Scheme” means the scheme of arrangement proposed to be made under Part 26 of the Companies Act between Scapa and the Scapa Shareholders to implement the Acquisition, with or subject to any modification thereof or addition thereto or condition approved or imposed by the Court (where applicable) and agreed by Scapa and SWM;

“Scheme Conditions” means the conditions referred to in paragraph 1 and 2 of Part A of Appendix 1 to the Announcement;

“Scheme Document” means the document to be despatched to (among others) Scapa Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme, containing the explanatory statement required by section 897 of the Companies Act and the notices convening the Court Meeting and the Scapa General Meeting;

“Scheme Record Time” means the time and date specified as such in the Scheme Document, expected to be 6:00 p.m. on the Business Day immediately preceding the Effective Date or such other time as Scapa and SWM may agree;

“Sensitive Information” has the meaning given to that term in clause 5.1;

“Significant Interest” in relation to an undertaking, a direct or indirect interest of 20 per cent. (20%) or more of:

(a)        the total voting rights conferred by the equity share capital (as defined in section 548 of the Companies Act) of such undertaking; or

(b)        the relevant partnership interest;

“Switch” has the meaning given to that term in clause 7.1; and

“SWM Bidco Directors” means the directors of SWM Bidco from time to time;

“SWM Directors” means the directors of SWM from time to time;

“SWM Party” means each of SWM and SWM Bidco;

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and
“Wider SWM Bidco Group” SWM Bidco and its parent undertakings and its and such parent undertakings' subsidiary undertakings, SWM and their respective associated undertakings, and any other body corporate, partnership, joint venture or person in which SWM Bidco and all such undertakings (aggregating their interests) have a Significant Interest.

1.2	In this Agreement, unless the context otherwise requires:

(a)	the expressions “subsidiary” and “subsidiary undertaking” and “undertaking” have the meanings given in the Companies Act;

(b)	the expressions “acting in concert” and “concert parties” shall be construed in accordance with the Code;

(c)	“interest” in shares or securities shall be construed in accordance with the Code;

(d)	a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(e)	references to a “person” include any individual, an individual’s executors or administrators, a partnership, a firm, a body corporate (wherever incorporated), an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture, association, works council or employee representative body (in any case, whether or not having separate legal personality);

(f)	references to a recital, paragraph, clause or Schedule (other than a schedule to a statutory provision) shall refer to those of this Agreement unless stated otherwise;

(g)	headings do not affect the interpretation of this Agreement, the singular shall include the plural and vice versa, and references to one gender include all genders;

(h)	references to time are to London time;

(i)	any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;

(j)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(k)	references to “£”, “GBP”, “pounds sterling”, “Sterling”, “pence” and “p” are references to the lawful currency from time to time of the United Kingdom;

(l)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(m)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied or supplemented at any time; and

(n)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	Publication of the Announcement and the terms of the Acquisition

2.1	The obligations of the Parties under this Agreement, other than clause 1, this clause 2.1 and clauses 12 to 20 (inclusive) and 22 to 27 (inclusive), shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 8:00 a.m. on the date of this Agreement or such later time and date as the Parties may agree (and, where required by the Code, the Panel may approve). Clause 1, this clause 2.1 and clauses 12 to 20 (inclusive) and 22 to 27 (inclusive) shall take effect on and from execution of this Agreement.

2.2	The terms of the Acquisition shall be as set out in the Announcement, together with such other terms as may be permitted by this Agreement or otherwise agreed by the Parties in writing (save in the case of an improvement to the terms of the Acquisition, which will be at the absolute discretion of SWM and SWM Bidco) and, where required by the Code, approved by the Panel.

2.3	The terms of the Acquisition at the date of publication of the Acquisition Document shall be set out in the Acquisition Document. If SWM Bidco elects to implement the Acquisition by way of an Offer in accordance with clause 7, the terms of the Acquisition shall be set out in the announcement of the switch to an Offer and in the Offer Document.

3.	Regulatory clearances

3.1	SWM shall be responsible for satisfying or obtaining all Clearances and Regulatory Conditions and shall use its reasonable endeavours to do so as soon as reasonably practicable following the date of this Agreement.

3.2	Except where otherwise required by Law or a Relevant Authority:

(a)	SWM shall consult with Scapa, in good faith and on a timely basis, and reasonably take into account in good faith the views of Scapa with respect to the relevant Clearances in order to determine and in good faith seek to agree the strategy for obtaining such Clearances, including the strategy for contacting and corresponding with any Relevant Authority in relation to such Clearances (including preparing and submitting all filings, notifications, and/or submissions that are necessary or expedient for the purposes of obtaining the Clearances and satisfying the Regulatory Conditions as promptly as is reasonably practicable);

(b)	SWM shall contact and correspond with the Relevant Authorities in relation to the relevant Clearances including preparing and submitting to any Relevant Authority any filing, notification or submission that is necessary or expedient for the purposes of obtaining the Clearances and satisfying the Regulatory Conditions as promptly as is reasonably practicable and in any event with sufficient time before any applicable deadline or due date (such acts to be done after prior consultation with Scapa and after taking into account in good faith the views of Scapa), unless any such contact or correspondence relates to purely administrative matters); and

(c)	SWM shall be responsible for the payment of all filing and/or administrative fees payable to any Relevant Authorities in connection with the Clearances and the Regulatory Conditions.

3.3	The obligation to use its reasonable endeavours to satisfy all Clearances and Regulatory Conditions shall not require SWM to offer, accept, agree or implement any undertaking, commitment, divestment or remedy that would, in SWM’s reasonable opinion, have a material adverse effect on the SWM Group’s business.

3.4	Without prejudice to Clause 5, each Party shall, except to the extent that it is prohibited by Law or a Relevant Authority:

(a)	provide the other, in a timely manner, such information and assistance as may be reasonably required and requested:

(i)	by SWM to determine, in consultation with Scapa, in which jurisdictions any filing, notification or submission to a Relevant Authority is necessary or expedient for the purposes of obtaining the Clearances; and

(ii)	for any filings, notifications or submissions to be made to any Relevant Authorities as are necessary or expedient for the purposes of obtaining the Clearances, taking into account all applicable waiting periods; and

(iii)	ensure that all information necessary for the making of (or responding to any requests for further information consequent upon) any such filings, notifications or submissions (including draft versions necessary for the purpose of obtaining the Clearances), and that is in the possession of, or reasonably obtainable by the Parties (including from third parties through the exercise of contractual rights) is supplied accurately and as promptly as reasonably practicable, save that any information provided by any Party pursuant to this clause 3.4 may be redacted as may be reasonably required to address legal privilege or confidentiality concerns or to comply with applicable Competition Law or to protect commercially or competitively sensitive information and/or may be provided on an external counsel only basis.

3.5	For the purposes of clause 3.4 the Parties acknowledge that the provision of information may nonetheless be prevented by obligations of confidentiality owed to third parties or by Law.

3.6	Except where prohibited by Law or a Relevant Authority, and, without prejudice to clause 3.4, each Party shall work cooperatively and reasonably with each other Party and its advisers to obtain the Clearances and satisfy the Regulatory Conditions, and each Party shall:

(a)	provide in a timely manner such cooperation as is reasonably required and requested by the other in connection with the preparation of all such filings, notifications or submissions referred to in clause 3.2(b) and in relation to the preparation of any other submissions, material correspondence or material communications to any Relevant Authority in connection with the Clearances, taking into account all applicable waiting periods;

(b)	provide, or procure the provision of, draft copies of all notifications, filings, submissions, material correspondence and material communications (including, in the case of non- written communications, reasonably detailed summaries of material non-written communications) intended to be sent or communicated to any Relevant Authority in relation to obtaining any Clearances to each other Party and its legal advisers at such time as will allow the receiving Party a reasonable opportunity to provide comments on such filings, notifications, submissions, material correspondence and material communications before they are submitted, sent or made and each Party shall provide each other Party with copies of all such filings, submissions, material correspondence and material communications in the form finally submitted or sent (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications);

(c)	have regard in good faith to comments made in a timely manner by any other Party on draft copies of filings, notifications, submissions, material correspondence and material communications provided pursuant to clause 3.6(b);

(d)	notify each other Party, and provide copies (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications), in a timely manner of any material correspondence or material communication from any Relevant Authority in relation to obtaining any Clearance;

(e)	keep each other Party reasonably informed as to the progress of any filing, notification or submission submitted to any Relevant Authority and allow each other Party and its advisers to: (i) attend all meetings or material calls with any Relevant Authority or other persons or bodies (unless prohibited by the Relevant Authority, Law or other person or body) relating to obtaining any Clearance; and (ii) make reasonable oral submissions at such meetings or calls; and

(f)	where reasonably requested by any Party, and insofar as permitted by the Relevant Authority, make available appropriate representatives for meetings and calls with any Relevant Authority in connection with the satisfying of any Clearances.

3.7	SWM shall submit a filing, notification or submission (as required) to each Relevant Authority as soon as is reasonably practicable after the signing of this Agreement and in any event within any applicable mandatory time periods to obtain the Clearances and, with respect to filing under the HSR Act, in no event later than ten (10) Business Days after the date of this Agreement.

3.8	Each Party undertakes to inform each other Party as promptly as is reasonably practicable of:

(a)	any developments which are material or potentially material to the obtaining of any Clearance; and

(b)	the satisfaction of the Regulatory Conditions.

3.9	SWM undertakes to Scapa that until the Regulatory Conditions are satisfied it shall:

(a)	not, and shall procure that all members of the Wider SWM Bidco Group shall not, enter into an agreement for, or consummate, any acquisition or other transaction or take any action which would have the effect of preventing satisfaction of the Clearances and the Regulatory Conditions or the Acquisition becoming Effective at the earliest practicable date.

3.10	The obligations imposed pursuant to clause 3.4 upon:

(a)	SWM and/or SWM Bidco shall not apply in relation to its interactions with any Relevant Authority other than in connection with the Acquisition and the Clearances; and

(b)	Scapa shall not apply to its interactions with any other Relevant Authority other than in connection with the Acquisition and the Clearances.

4.	scheme document

4.1	Each of SWM and SWM Bidco agree:

(a)	promptly to provide Scapa (or its professional advisers) all such information about itself, its directors, its concert parties and the Wider SWM Bidco Group as may reasonably be requested and which is required by Scapa (having regard to the Code and other Law) for inclusion in the Scheme Document (including any information required under the Code or other Law);

(b)	promptly to provide Scapa (or its professional advisers) with all such other assistance and access as may reasonably be required in connection with the preparation of the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Scheme, including access to, and ensuring the provision of reasonable assistance by, SWM’s relevant professional advisers;

(c)	to procure that the SWM Directors and the SWM Bidco Directors accept responsibility, in the terms required by the Code, for all the information (including any expressions of opinion) in the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Scheme relating to themselves (and their close relatives (as defined in the Code), related trusts and persons connected with them), the Wider SWM Bidco Group, their concert parties, the financing of the Acquisition, information on SWM’s and SWM Bidco’s future plans for the Scapa Group, its management and employees, any statements of opinion, belief, intention or expectation of the SWM Directors and the SWM Bidco Directors in relation to the Acquisition following the Effective Date and any other information in the Scheme Document for which an offeror is required to accept responsibility under the Code; and

(d)	that, if any supplemental circular or document is required to be published in connection with the Scheme or, subject to the prior written consent of SWM, any variation or amendment to the Scheme, it shall provide such co-operation and information as is reasonably necessary to comply with all regulatory provisions as Scapa may reasonably request in order to finalise such document.

5.	Qualifications

5.1	Nothing in this Agreement shall require a Party to provide or disclose to the other Party any information (“Sensitive Information”):

(a)	that is commercially or competitively sensitive or confidential information related to its business and/or any member of its group which is not relevant to the Acquisition or any Clearance;

(b)	in circumstances that would result in the loss or waiver of any privilege that exists in relation to such information (including legal privilege);

(c)	in circumstances that would result in that Party being in breach of Law, or a material contractual obligation (including, for the avoidance of doubt, any confidentiality obligations owed to any third parties).

5.2	A Party may take reasonable steps to procure that Sensitive Information is not shared with the other Party, including, were relevant, redacting Sensitive Information, providing such Sensitive Information to the other Party’s legal counsel on an “external counsel only basis” (in accordance with the requirements of Practice Statement No. 30 published by the Panel, if applicable) or, where disclosure to the other Party would reasonably be expected to have a material adverse effect on that Party’s legitimate business interest, directly to a Relevant Authority (with a non-confidential version of any relevant filing, submission or communication being provided to the other Party) or pursuant to additional procedures agreed between the Parties to ensure compliance with Law.

6.	Implementation of the Acquisition

6.1	Where the Acquisition is being implemented by way of the Scheme:

(a)	SWM Bidco undertakes that, by no later than 11:59 p.m. on the Business Day immediately preceding the Court Hearing, it shall deliver a notice in writing to Scapa either:

(i)	confirming the satisfaction or waiver of all Conditions (other than the Scheme Conditions); or

(ii)	confirming SWM Bidco’s intention to invoke one or more Conditions (if permitted by the Panel) and providing reasonable details of the event which has occurred, or circumstances which have arisen, which SWM Bidco reasonably considers entitle it to invoke such Condition(s) and the reasons why SWM Bidco considers such event or circumstance to be sufficiently material for the Panel to permit it to invoke such Condition(s);

(b)	where SWM Bidco confirms the satisfaction or waiver of all Conditions (other than the Scheme Condition) in accordance with clause 6.1(a)(i), SWM Bidco agrees that Scapa shall be permitted to take the necessary steps to procure that the Court Hearing is duly held as soon as reasonably practicable thereafter (having regard to the proposed timetable as set out in the Scheme Document or in any subsequent agreed announcement regarding the implementation of the Acquisition); and

(c)	where SWM Bidco confirms the satisfaction or waiver of all Conditions (other than the Scheme Condition) in accordance with clause 6.1(a)(i), SWM Bidco irrevocably agrees to undertake to the Court to be bound by the terms of the Scheme in so far they relate to SWM Bidco, that Scapa or its counsel may provide to the Court a copy of such undertaking to evidence such agreement and to provide such other documentation or other information and to do all such things as may reasonably be required by Scapa, its counsel or the Court, in relation to such agreement (including instructing Scapa’s counsel to so undertake on its behalf in relation to the Scheme and, if so required, to appear before the Court by counsel to so undertake).

6.2	If SWM or SWM Bidco becomes aware of any fact, matter or circumstance that it reasonably considers would entitle SWM Bidco to invoke (and the Panel would permit SWM Bidco to so invoke) any of the Conditions or treat any of the Conditions as unsatisfied or incapable of satisfaction, SWM or SWM Bidco shall (subject to Law) inform Scapa providing reasonable details as soon as is reasonably practicable.

7.	Switching to an Offer

7.1	The Parties currently intend that the Acquisition will be implemented by way of the Scheme. However, SWM shall be entitled, with the consent of the Panel, to implement the Acquisition by way of an Offer rather than the Scheme (such election being a “Switch”) only if:

(a)	Scapa provides its prior written consent (an “Agreed Switch”), in which case clause 7.2 shall apply;

(b)	a third party announces a Competing Proposal;

(c)	any person, together with any person acting in concert with it, acquires an interest in the ordinary share capital of Scapa carrying over 20% of the voting rights attaching to the entire issued share capital of Scapa;

(d)	any person announces a potential or possible transaction under Rule 2.4 or otherwise that SWM acting reasonably, considers will result in an announcement of a firm intention to make an offer falling within limb (a) of the definition of Competing Proposal; or

(e)	a Scapa Board Adverse Recommendation Change occurs.

7.2	In the event of any Agreed Switch, unless otherwise agreed in writing between SWM, SWM Bidco and Scapa or required by the Panel:

(a)	neither SWM nor SWM Bidco shall take any action which would cause the Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the Acceptance Condition prior to the sixtieth (60th) day after publication of the Offer Document (“Day 60”) (or such later date if the final deadline for acceptances is extended by the Panel in accordance with Rule 31.6 of the Code and the Notes on Rule 31.6 of the Code) and SWM and SWM Bidco shall ensure that the Offer remains open for acceptances until such time;

(b)	SWM and SWM Bidco shall ensure that the only conditions of the Offer shall be the Conditions (subject to replacing the Condition set out in paragraph 2 of Part A (Conditions and Further Terms of the Acquisition) of Appendix 1 to the Announcement with the Acceptance Condition referred to in paragraph 2 of Part C (Implementation by way of an Offer) of Appendix 1 to the Announcement and any other modifications or amendments to such terms and conditions as may be required by the Panel or which are necessary as a result of the Agreed Switch) and that the Offer is made on terms that are no less favourable to Scapa Shareholders than those set out in the Announcement;

(c)	SWM and SWM Bidco shall keep Scapa informed, on a confidential basis and reasonably promptly following receipt of a written request from Scapa, of the number of holders of Scapa Shares that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such shareholders and the number of Scapa Shares to which such forms relate; and

(d)	the Parties agree that:

(i)	all provisions of this Agreement shall continue to apply save as set out in this clause 7.2; and

(ii)	all provisions of this Agreement relating to the Scheme and the Scheme Document and its implementation shall apply to the Offer, the Offer Document and its implementation mutatis mutandis, save as set out in this clause 7.

7.3	In the event of an Agreed Switch, SWM and SWM Bidco shall:

(a)	submit, or procure the submission of drafts and revised drafts of the Offer Document to Scapa for review and comment and shall take into account any reasonable comments from Scapa for the purposes of preparing revised drafts; and

(b)	obtain Scapa’s approval for the contents of the information on the Scapa Group contained in the Offer Document before it is posted or published and afford Scapa sufficient time to consider such documents in order to give its approval. If Scapa does not approve the information in the Offer Document within twenty-eight (28) days from the date of the Agreed Switch, SWM Bidco shall be entitled to publish the Offer Document.

7.4	Each of SWM and SWM Bidco hereby represents that it is not, at the date of this Agreement, and undertakes that it shall not become, following the date of this Agreement, unless an Agreed Switch occurs, required to make a mandatory offer for Scapa under Rule 9 of the Code.

8.	Scapa dividends

As set out in further detail in the Announcement, if on or after the date of the Announcement any dividend or other distribution is declared, paid or made or becomes payable by Scapa, SWM Bidco reserves the right to reduce the Offer Price by the aggregate amount of such dividend or distribution, in which case the relevant eligible Scapa Shareholders will be entitled to receive and retain such dividend and/or distribution.

9.	Scapa Share PLANS

The Parties agree that they will work together, in accordance with the terms of Schedule 2 to this Agreement, to inform participants in the Scapa Share Plans of their rights under the Scapa Share Plans and the appropriate proposals made to them in accordance with Rule 15 of the Code. The Parties agree that the provisions of Schedule 2 in respect of the proposals under Rule 15 of the Code relating to the Scapa Share Plans, and the other matters with which it deals, shall apply.

10.	Directors’ and officers’ insurance

10.1	If and to the extent such obligations are permitted by Law, for six (6) years after the Effective Date, SWM and SWM Bidco shall procure that the members of the Scapa Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance expenses, in each case with respect to matters existing or occurring at or prior to the Effective Date. Nothing in the foregoing shall require any member of the Scapa Group or SWM or SWM Bidco to indemnify any director to the extent it is unlawful to do so.

10.2	Each of SWM and SWM Bidco acknowledges that Scapa may purchase directors’ and officers’ liability insurance cover for both current and former directors and officers of the Scapa Group, including directors and officers who retire or whose employment is terminated as a result of the Acquisition, for acts and omissions up to and including the Effective Date, in the form of runoff cover for a period of six (6) years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, substantially equivalent to that provided under the Scapa Group’s directors’ and officers’ liability insurance as at the date of this Agreement. Each of the directors, officers and employees of the Scapa Group to which clause 10.1 and this clause 10.2 apply will have the right, under the Contracts (Rights of Third Parties) Act 1999, to enforce his or her rights against SWM under clause 10.1 and this clause 10.2.

11.	Termination

11.1	Subject to clauses 11.2 to 11.3 (inclusive), this Agreement shall terminate and all obligations of the Parties under this Agreement shall cease, as follows:

(a)	if agreed in writing between the Parties at any date prior to the Effective Date;

(b)	if the Announcement is not released by 8:00 a.m. on the date of this Agreement (unless, prior to that time, the Parties have agreed another time in accordance with clause 2.1);

(c)	upon service of written notice by SWM and SWM Bidco to Scapa or Scapa to SWM and SWM Bidco prior to the Long Stop Date, if:

(i)	a third party announces a firm intention to make an offer or revised offer (whether or not subject to the satisfaction or waiver of any pre-conditions) for Scapa, which is recommended by the Scapa Directors; or

(ii)	a Scapa Board Adverse Recommendation Change occurs;

(d)	upon service of written notice by SWM and SWM Bidco to Scapa prior to the Long Stop Date stating that either:

(i)	any Condition which has not been waived is (or has become) incapable of satisfaction by the Long Stop Date and, notwithstanding that SWM Bidco has the right to waive such Condition, SWM Bidco will not do so; or

(ii)	any Condition which is incapable of waiver is incapable of satisfaction by the Long Stop Date, in each case in circumstances where the invocation of the relevant Condition (or confirmation that the Condition is incapable of satisfaction, as appropriate) has been permitted by the Panel;

(e)	upon service of written notice by SWM and SWM Bidco to Scapa or by Scapa to SWM and SWM Bidco prior to the Long Stop Date, if:

(i)	a Competing Proposal is recommended by the Scapa Board; or

(ii)	a Competing Proposal completes, becomes effective or is declared or becomes unconditional in all respects; or

(iii)	the Scheme is not approved at the Court Meeting and/or the Scapa Resolutions are not passed the General Meeting; or

(iv)	the Court refuses to sanction the Scheme;

(f)	if the Acquisition is, with the permission of the Panel, withdrawn with the consent of SWM Bidco or lapses in accordance with its terms prior to the Long Stop Date (other than where: (i) such lapse or withdrawal is as a result of the exercise of SWM Bidco’s right to effect a Switch; or (ii) such lapse or withdrawal either is not, in the case of a withdrawal, confirmed by SWM Bidco, or it is otherwise to be followed within ten (10) Business Days by an announcement under Rule 2.7 of the Code made by SWM or SWM Bidco or a person acting in concert with SWM or SWM Bidco to implement the Acquisition by a different offer or scheme on substantially the same or improved terms); or

(g)	unless otherwise agreed by the Parties in writing, if the Effective Date has not occurred on or before the Long Stop Date.

11.2	Termination of this Agreement shall be without prejudice to the rights of the Parties which have arisen prior to termination, including any claim in respect of a breach of this Agreement.

11.3	The following provisions shall survive termination of this Agreement: clauses 14 to 20 (inclusive), 22 to 27 (inclusive), this clause 11 and all related provisions of clause 1 (Definitions and interpretation).

12.	Code

12.1	Nothing in this Agreement shall in any way limit the Parties’ obligations under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over such terms of this Agreement.

12.2	The Parties agree that, if the Panel determines that any provision of this Agreement that requires Scapa to take or not to take any action, whether as a direct obligation or as a condition to any other person’s obligation (however expressed), is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded.

12.3	Nothing in this Agreement shall oblige Scapa or the Scapa Directors to recommend an Offer or a Scheme proposed by SWM or SWM Bidco or any member of the Wider SWM Bidco Group.

12.4	Without prejudice to the representations and warranties given by the Parties pursuant to clause 13, nothing in this Agreement shall be taken to restrict the directors of any member of the Wider SWM Bidco Group or the Scapa Group from complying with Law, orders of court or regulations, including the Code, the AIM Rules and the rules and regulations of the Panel.

13.	Representations and warranties

13.1	Each Party represents and warrants to each other Party on the date of this Agreement that:

(a)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(b)	this Agreement constitutes its legal, valid and binding obligations in accordance with its terms; and

(c)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in any breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument which is material in the context of the Acquisition to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.

13.2	No Party shall have any claim against any other party pursuant to clause 13.1 for misrepresentation or breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

13.3	Each of SWM and SWM Bidco acknowledges and agrees, on its own behalf and on behalf of the Wider SWM Bidco Group, that any information and/or assistance provided by any of the Scapa Directors, officers, employees or advisers (each a “Scapa Representative”) to it and/or any member of the Wider SWM Bidco Group or any of their respective directors, officers, employees or advisers, whether before, on or after the date of this Agreement: (i) pursuant to the obligations of Scapa or any member of the Scapa Group under or otherwise in connection with this Agreement; or (ii) in connection with the Acquisition shall in each case be given on the basis that the relevant Scapa Representative shall not incur any liability nor owe any duty of care to any member of the Wider SWM Bidco Group in respect of any loss or damage that any member of the Wider SWM Bidco Group or any of their respective directors, officers, employees or advisers may suffer as a result of the provision of any such information and/or assistance (save, in each case for loss or damage resulting from the fraudulent misrepresentation of the relevant Scapa Representative). Each Scapa Representative to which this clause applies will have the right, under the Contracts (Rights of Third Parties) Act 1999, to enforce his or her rights against SWM under this clause.

14.	Costs

14.1	For the avoidance of any doubt, SWM and SWM Bidco shall be responsible for paying the Panel’s document charges in respect of the Acquisition.

14.2	Except as otherwise provided in this Agreement, each party shall pay its own costs incurred in connection with negotiating, preparing and completing this Agreement or otherwise in connection with the Acquisition.

15.	Entire agreement

15.1	Without prejudice to the terms of the Announcement or the Acquisition Document, this Agreement and the Confidentiality Agreement together set out the entire agreement between the Parties relating to the Acquisition and supersede any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the Acquisition.

15.2	Each party acknowledges that in entering into this Agreement it is not relying upon any pre- contractual statement that is not set out in this Agreement or the Confidentiality Agreement.

15.3	Except in the case of fraud or fraudulent misrepresentation, no Party shall have any right of action against any other Party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement or the Confidentiality Agreement.

15.4	For the purposes of this clause, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement or the Confidentiality Agreement made or given by any person at any time prior to the entry into of this Agreement.

15.5	Nothing in this Agreement shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

16.	Assignment

Unless the Parties specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

17.	Notices

17.1	Any notice to be given by one Party to any other Party in connection with this Agreement shall be in writing in English and signed by or on behalf of the party giving it. It shall be delivered by hand, e-mail, registered post or courier.

17.2	A notice shall be effective upon receipt and shall be deemed to have been received: (i) at the time of delivery, if delivered by hand, registered post or courier; or (ii) at the time of transmission if delivered by e-mail. Where delivery occurs outside Business Hours, notice shall be deemed to have been received at the start of Business Hours on the next following Business Day.

17.3	The addresses and e-mail addresses of the parties for the purpose of clause 17.1 are:

SWM

By email to: RNunez@swmintl.com

with copy (which shall not constitute notice) by email to: WCharnley@KSLAW.com and MYoung@KSLAW.com

SWM Bidco

By email to: RNunez@swmintl.com

with copy (which shall not constitute notice) by email to: WCharnley@KSLAW.com and MYoung@KSLAW.com

Scapa

Manchester Road, Ashton-under-Lyne, Greater Manchester, OL7 0ED

For the attention of:

Wendy Baker, Company Secretary

17.4	Each party shall notify each other Party in writing of any change to its details in clause 17.3 from time to time.

18.	Language

Each language of communication under or in connection with this Agreement shall be in English.

19.	Waivers, rights and remedies

19.1	The rights and remedies provided for in this Agreement are cumulative and not exclusive of any other rights or remedies, whether provided by Law or otherwise.

19.2	No failure to exercise, or delay in exercising, any right under this Agreement or provided by Law shall affect that right or operate as a waiver of the right. The single or partial exercise of any right under this Agreement or provided by Law shall not preclude any further exercise of it.

19.3	Without prejudice to any other rights or remedies that any Party may have, each Party acknowledges and agrees that damages may not be an adequate remedy for any breach by it of this Agreement and that accordingly each other Party may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement by any Party and no proof of special damages shall be necessary for the enforcement by any Party of the rights under this Agreement.

20.	No partnership

No provision of this Agreement creates a partnership between the parties or makes a Party the agent of the other Party for any purpose. A Party has no authority or power to bind, to contract in the name of, or to create a liability for the other Party in any way or for any purpose.

21.	Further assurances

At the cost of the requesting Party, each Party shall (and shall procure that members of its respective group shall and shall use reasonable endeavours to procure that any necessary third party shall) execute such documents and do such acts and things as the requesting Party may reasonably require for the purpose of giving the full benefit of this Agreement to the requesting Party.

22.	Counterparts

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

23.	Variations

23.1	No variation of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the Parties.

23.2	If this Agreement is varied:

(a)	the variation shall not constitute a general waiver of any provisions of this Agreement;

(b)	the variation shall not affect any rights, obligations or liabilities under this Agreement that have already accrued up to the date of variation; and

(c)	the rights and obligations of the Parties under this Agreement shall remain in force, except as, and only to the extent that, they are varied.

24.	Invalidity

24.1	Each of the provisions of this Agreement is severable.

24.2	If and to the extent that any provision of this Agreement:

(a)	is held to be, or becomes, invalid or unenforceable under the Law of any jurisdiction; but

(b)	would be valid, binding and enforceable if some part of the provision were deleted or amended, then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable and neither the validity or enforceability of the remaining provisions of this Agreement, nor the validity or enforceability of that provision under the Law of any other jurisdiction, shall in any way be affected or impaired as a result of this clause 24.2.

25.	Third party enforcement rights

25.1	Each of the persons to whom clauses 10.1 and/or 10.2 and/or 13.3 applies may under the Contracts (Rights of Third Parties) Act 1999 enforce the terms of clauses 10.1 and/or 10.2 and/or 13.3 (as applicable). This right is subject to:

(a)	the rights of the parties to rescind or vary this Agreement without the consent of any other person; and;

(b)	the other terms and conditions of this Agreement.

25.2	Except as set out in clause 25.1, a person who is not a Party shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

26.	Appointment of process agent

26.1	SWM irrevocably appoints SWM Bidco as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by SWM.

26.2	SWM and SWM Bidco agree to inform Scapa in writing of any change of address of such process agent within seven (7) days of such change.

26.3	If such process agent ceases to be able to act as such or to have an address in England, SWM irrevocably agrees to appoint a new process agent in England reasonably acceptable to Scapa and to deliver to Scapa within 14 days a copy of a written acceptance of appointment by the process agent.

26.4	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

27.	Governing law and jurisdiction

27.1	This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, English law.

27.2	The English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Agreement, including disputes arising out of or in connection with:

(a)	the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Agreement; and

(b)	any non-contractual obligations arising out of or in connection with this Agreement, and for these purposes, each Party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction.

IN WITNESS WHEREOF the parties have executed this Agreement on the date first set out above.

[Execution page follows. The remainder of this page has been left blank intentionally.]

IN WITNESS WHEREOF this Agreement has been entered into on the date first stated above.

EXECUTED BY RICARDO NUNEZ	)	/s/ Ricardo Nuñez
acting for and on behalf of	)
SCHWEITZER-MAUDUIT	)
INTERNATIONAL, INC.	)
)
)
)

EXECUTED BY RICARDO NUNEZ	)	/s/ Ricardo Nuñez
acting for and on behalf of	)
AMS HOLDCO 2 LIMITED	)
)
)
)
)

EXECUTED BY OSKAR ZAHN	)	/s/ Oskar Zahn
acting for and on behalf of	)
SCAPA GROUP PLC	)
)
)
)

[Execution Page to Co-operation Agreement]

Schedule 1

Form of Announcement

Schedule 2

Scapa Share Plans

In this Schedule 2, references to an "award" include a conditional right to acquire, or an option over, Scapa Shares granted pursuant to the Share Plans.

In the event the Acquisition is effected by way of an Offer, references to “Court Order” in this Schedule 2 will be read as if they refer to the date on which the Offer becomes or is declared unconditional in all respects.

1.	Operation of the Share Plans before the Effective Date

1.1	Subject to paragraph 2 of this Schedule, SWM Bidco acknowledges and agrees that, before the Effective Date, the Scapa Directors (and, where appropriate, the Scapa Remuneration Committee) may operate the Scapa Share Plans as they consider appropriate in accordance with the rules of the relevant plans and Scapa’s normal practice, modified as the Scapa Remuneration Committee considers appropriate to take account of the Acquisition or any change in regulation and subject to Rule 21.1 of the Code.

1.2	For the avoidance of doubt and subject to Rule 21.1 of the Code, this includes: issuing invitations and granting new awards in respect of any ordinary annual operation of the Scapa Share Plans; granting awards under the Scapa Share Plans at other times in respect of recruitment or for retention purposes; determining performance conditions for outstanding awards due to vest (including how such performance conditions will be tested shortly before the Court Order); determining the timing and extent to which awards under the Scapa Share Plans will vest in the ordinary course; satisfying the vesting, exercise and release of awards under the Scapa Share Plans (e.g. by issuing new Scapa Shares or transferring Scapa Shares from the Employee Trust or settling awards in cash); and determining the treatment of awards held by leavers.

2.	Treatment of Share Plans in connection with the Acquisition

2.1	Scapa 2019 LTIP and Scapa Group PSP

2.1.1	SWM Bidco acknowledges that the Scapa Remuneration Committee may determine the number of unvested awards that may vest under the Scapa 2019 LTIP and the Scapa Group PSP in connection with the Acquisition, in accordance with the rules of the applicable Scapa Share Plan.

2.1.2	SWM Bidco acknowledges that Scapa has provided to it details of Scapa’s proposed approach in relation to the vesting of outstanding and unvested awards granted under the Scapa Group PSP and Scapa Group 2019 LTIP as set out below (the “Proposals”). Without prejudice to the exercise of discretions by the Scapa Remuneration Committee, the Proposals would result in:

(a)	unvested awards granted in 2020 under the Scapa Group 2019 LTIP vesting over approximately 1,472,415 Scapa Shares;

(b)	unvested awards granted in 2019 under the Scapa Group PSP vesting over approximately 280,688 Scapa Shares.

2.1.3	In addition, awards have already vested and are exercisable in respect of an additional 220,989 Scapa Shares under the Scapa Group PSP.

2.1.4	Scapa agrees that it will notify SWM Bidco as soon as reasonably practicable in the event of any decision by the Scapa Remuneration Committee to amend the Proposals.

2.2	Scapa Group 2015 VCP

2.2.1	Awards are outstanding in respect of 1,645,766 Scapa Shares under the Scapa Group 2015 VCP which have already vested and been Released (as defined in the rules of the Scapa Group 2015 VCP) and are exercisable, in accordance with the rules of the Scapa Group 2015 VCP.

2.2.2	SWM Bidco agrees that, pursuant to the determination of the Scapa Remuneration Committee in November 2019, a dividend equivalent of £87,225 is payable to the sole participant upon exercise of the outstanding awards under the Scapa Group 2015 VCP.

2.3	Scapa Deferred Bonus Plan

Unvested awards are outstanding under the Scapa Deferred Bonus Plan in respect of 446,571 Scapa Shares. SWM Bidco agrees that such awards shall vest in full as a result of the Acquisition, and that accordingly the sole participant shall be entitled to have such number of Scapa Shares delivered (using the mechanism of the Employee Trust) with effect from the Court Sanction.

2.4	Scapa Group 2011 Sharesave

Options are outstanding over approximately 247,618 Scapa Shares pursuant to the Scapa Group 2011 Sharesave, at an exercise price of £2.73 per Scapa Share.

2.5	General

2.5.1	The parties agree that vesting, exercise and settlement under the Scapa Share Plans, and payment of the dividend equivalent in respect of the awards vested under the Scapa Group 2015 VCP, as described in this Schedule 2 will be subject to the deductions for applicable taxes and employee National Insurance and any similar social security deductions or contributions in any relevant jurisdiction, attributable to or arising as a result of the vesting, exercise and settlement of the awards.

2.5.2	Subject to this paragraph 2, options may be exercised and awards shall vest in accordance with the rules of the Scapa Share Plans. The Board does not intend to exercise any discretion it may have pursuant to the Scapa Share Plans to extend the exercise period of Awards in connection with the Acquisition.

3.	Settlement of awards

3.1	Subject to applicable laws, awards will be settled by issuing new Scapa Shares or transferring Scapa Shares from the Employee Trust. Where Scapa Shares are required to be issued to the Employee Trust to enable it to satisfy awards, such Scapa Shares shall be issued to the Employee Trust at nominal value and Scapa shall fund such acquisition by way of contribution to the Employee Trust.

4.	General

4.1	Each party will co-operate with the other party and use its reasonable endeavours to provide such details in relation to the Scapa Share Plans as is reasonably required by the other party in order to facilitate the implementation of the arrangements set out in this Schedule 2.

4.2	Scapa will prepare, in a form to be agreed between Scapa and SWM Bidco, communications to be sent jointly by Scapa and SWM Bidco to each of the participants in the Scapa Share Plans to enable SWM Bidco to satisfy its obligations under Rule 15 of the Code and to send,or arrange for the sending of, such communications to the participants at the appropriate time as agreed between the parties.

4.3	Scapa’s articles of association will be changed pursuant to a shareholder resolution approved at the General Meeting so that any Scapa Shares issued after the Scheme Record Time will be automatically transferred to, or to the order of, SWM Bidco in exchange for the same consideration as is due under the Scheme.